Exhibit (h)(6)

March 21, 2023

Board of Trustees

USCF ETF Trust

1850 Mt. Diablo Blvd, Suite 640

Walnut Creek, California, 94596

Re:          Proposed Investment Management Fee Waiver for USCF Sustainable Commodity Strategy Fund

Dear Members of the Board of Trustees:

In an effort to increase the marketability of the USCF Sustainable Commodity Strategy Fund (the “Fund”), a series of the USCF ETF Trust (the “Trust”), USCF Advisers, LLC, the investment adviser (the “Adviser”) to the Fund, proposes to contractually waive a portion of its investment management fee (the “Waiver Agreement”) for a 12-month period commencing with the effective date of the registration statement for the Fund (the “Waiver Period”), so that the Fund’s total investment management fee is reduced as set forth below.

Fund Name	Investment Management Fee Waiver Amount	Investment Management Fee After Waiver
USCF Sustainable Commodity Strategy Fund (ZSC)	20 basis points	59 basis points

This contractual agreement between the Adviser and the Fund can only be amended or terminated by the agreement of the Board of Trustees of the Trust and the Adviser, and will terminate automatically in the event of the termination of the investment advisory agreement between the Adviser and the Fund. The Adviser cannot unilaterally terminate the Waiver Agreement. Following the Waiver Period, the Adviser, in its sole discretion, may choose to renew or amend this Waiver Agreement. The amount of the investment management fee waived for the Waiver Period shall not be subject to recoupment by the Adviser.

This letter agreement shall be governed by and interpreted and construed in accordance with the governing law provisions set forth in the Fund’s Advisory Agreement.

No term or provision of this letter agreement may be amended, changed, waived, altered or modified except by written instrument executed and delivered by the party against whom such amendment, change, waiver, alteration or modification is to be enforced.

Sincerely yours,

USCF Advisers LLC

By:	/s/ John P. Love
Name: John P. Love
Title: President

Accepted and Agreed

USCF ETF Trust

By:	/s/ John P. Love
Name: John P. Love
Title: President